BB 3/1

10027483

S [illegible] MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW First Avenue, Suite 1000
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Gaskill 503/226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 26 2010

Washington, DC 110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH Avenue, Suite 105 (Address) King City (City), Oregon (State) 97224 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

OATH OR AFFIRMATION

I, Mark K. Gaskill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG FINANCIAL GROUP, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFICIAL SEAL
JOANNA L MOORE
NOTARY PUBLIC - OREGON
COMMISSION NO. 427028
MY COMMISSION EXPIRES MARCH 18, 2012

SUBSCRIBED AND SWORN BEFORE ME
THIS 20 DAY OF Feb 2010

NOTARY PUBLIC FOR OREGON

MY COMMISSION EXPIRES 03-18-2012

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

DUANE LIEBSWAGER, C.P.A., PC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Liebswager, Duane G.

NAME (If individual, state last, first, middle name)

15405 SW 116th Avenue, Suite 105 [70]

ADDRESS

King City, Oregon 97224 [71] [72] [73] [74]

Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

We have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2009 and 2008, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2010

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 45,676	$ 43,364
Receivables from broker dealers	658	822
Receivables, inventory positions at clearing corporation	455	5,614
Deposits with clearing organizations	25,000	25,000
Furniture, equipment at cost - net of accumulated depreciation of $132,447 and $121,065	9,381	20,763
Prepaid expenses	12,342	7,936
Cash surrender value life insurance	6,290	15,623
TOTAL ASSETS	$ 99,802	$119,122

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Accounts payable and accrued Liabilities	$ 38,654	$ 69,885
TOTAL LIABILITIES	$ 38,654	69,885
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized and issued	100	100
Additional paid-in capital	139,119	139,119
Retained earnings	(78,071)	(89,982)
Total stockholder's equity	61,148	49,237
	$ 99,802	$119,022

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$723,912	$684,063
Sale of investment company shares	62	75
Interest	14	10
Rent income	29,813	25,751
Other	6,084	45,351
Total revenue	759,885	755,250
EXPENSES		
Employee compensation and taxes	200,453	256,575
Commissions and floor brokerage	62,762	69,060
Regulatory fees and assessments	7,173	6,859
Communications	19,090	19,992
Occupancy and equipment rents	139,919	135,527
Professional fees	7,302	17,634
Other expenses	126,326	171,110
Depreciation	11,382	12,505
Total expenses	574,407	689,262
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	185,478	65,988
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	170	(3,387)
NET INCOME (LOSS)	$185,648	$ 62,601

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2007	100	$ 100	$139,119	($68,287)	$ 70,932
Net income (loss) for the year				62,601	62,601
Distributions				(84,296)	(84,296)
Balance at December 31, 2008	100	100	139,119	(89,982)	49,237
Net income (loss) for the year				185,648	185,648
Distributions				(173,737)	(173,737)
Balance at December 31, 2009	100	$ 100	$139,119	($78,071)	$ 61,148

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
December 31, 2009 and 2008

	2009	2008
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$760,049	$748,219
Cash paid to employees and suppliers	(584,004)	(625,221)
Interest received	14	10
Interest paid	0	0
Income taxes	(10)	(10)
Net cash provided by operating activities	176,049	122,998
Cash flows from investing activities:		
Purchase of equipment	0	(1,676)
Sale of furniture	0	1,500
Net cash provided by investing activities	0	(176)
Cash flows from financing activities:		
Distributions	(173,737)	(84,296)
Net cash used by financing activities	(173,737)	(84,296)
Net increase in cash and cash equivalents	2,312	38,526
Cash and cash equivalents at beginning of year	43,364	4,838
Cash and cash equivalents at end of Year	$ 45,676	$ 43,364

Reconciliation of net income to net cash provided by operating activities:		
Net income (loss)	$185,648	$ 62,601
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	11,382	12,505
Change in assets and liabilities:		
Receivables from brokers or dealers	164	(344)
Prepaid expenses, investments and CSV	10,086	7,088
Accounts payable	(31,231)	40,563
Sale of furniture	0	585
Total adjustments	(9,599)	60,397
Net cash used in operating activities	$176,049	$122,998

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $11,382. for calendar year ending December 31, 2009.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring December 2012, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. The Company has also leased a vehicle under an operating lease which is personally guaranteed by the shareholder and expires in February 2010. Total rent expense for the year ended December 31, 2009, was approximately $137,450.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2009 are approximately as follows:

One year	$137,100
Two year	137,700
Three year	141,000
Total	$415,800

The Company has subleased part of its office space under an operating lease expiring February 2011. Future minimum lease payments to be received under the lease are:

One year	$31,549
Two year	5,308
Total	$37,157

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2009.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2009, the Company's net capital and required net capital, as defined, were $39,357 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .98 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009 the Company's uninsured cash balance was $.00.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2009:

Furniture and fixtures	$ 41,541
Office equipment	59,559
Leasehold improvements	40,728
	141,828
Less accumulated depreciation and amortization	(132,447)
	$ 9,381

NOTE G - EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $1,653 for the year ended December 31, 2009.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Duane G. Liebswager

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2009 and 2008 and have issued our report dated February 10 2010.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., P.C.
Certified Public Accountants

February 10, 2010

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2009 and 2008

	2009	2008
Stockholders' equity from statement of financial condition	$70,096	$49,237
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	70,096	49,237
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(18,329)	(20,763)
Prepaid expenses & receivables	(12,342)	(12,416)
Net Capital before haircuts	39,425	16,058
Haircut on other securities	(68)	(892)
Net Capital	$39,357	$15,166
Computation of net capital requirement		
Minimum net capital required	$ 2,577	$ 4,659
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$34,357	$10,166
Excess net capital at 1000%	$35,492	$ 8,177
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued Liabilities	$38,654	$69,885
Total aggregate indebtedness	$38,654	$69,885
Ratio: Aggregate indebtedness to net capital	.98 to 1.	4.61 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2009 and 2008

	2009	2008
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$36,969	$15,166
Adjustments		
Effect on net income for adjustments		
Increase in cash	109	0
Decrease in aggregate indebtedness	2,279	0
Net capital at December 31, as adjusted	$39,357	$15,166
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$40,933	$69,885
Decrease in accounts payable	(2,279)	0
Total aggregate indebtedness as of December 31, as adjusted	$38,654	$69,885

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

---

To the Board of Directors of MKG Financial Group, Inc.
1500 SW First Avenue, Suite 1000
Portland, Oregon 97201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by MKG Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating MKG Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MKG Financial Group, Inc.'s management is responsible for the MKG Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report as been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the Objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Duane Liebswager CPA PC.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052692 FINRA DEC
MKG FINANCIAL GROUP INC 17*19
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Davies - 503-226-6700

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1388

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (455)

12/3/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 933

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 933

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NA

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO & FINOP
(Title)

Dated the 9 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 628,897
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	51,007
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	35
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income	22,405
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	73,491
2d. SIPC Net Operating Revenues	$ 555,406
2e. General Assessment @ .0025	$ 1388 (to page 1 but not less than $150 minimum)

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the years ended December 31, 2009 and 2008, and have issued our report thereon dated February 10, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of MKG Financial Group, Inc. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2009 and 2008, financial statements and this report does not affect our report on these financial statements dated February 10, 2010.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2009 and 2008, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountants

February 10, 2010

MKG FINANCIAL GROUP, INC.
(An Oregon "S" Corporation)

Annual Audited Report

December 31, 2009 and 2008

DUANE LIEBSWAGER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940